The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 22, 2022

Preliminary Pricing Supplement No. 2 (To prospectus supplement dated March 26, 2021 and prospectus dated March 26, 2021)	Filed pursuant to Rule 424(b)(3) Registration No. 333-254767 February , 2022 CUSIP No. 78355HKT5

RYDER SYSTEM, INC.

Medium-Term Notes

(Registered Notes-Fixed Rate)

Due Nine Months or More

from Date of Issue

Trade Date:	February , 2022

Principal Amount:	$

Public Offering Price:	%

Issue Date:	February , 2022 (T+2)

Maturity Date:

Interest Rate:	%

Day Count:	30/360

Net Proceeds to Ryder (before expenses):	$

Interest Payment Dates:	Semi-annually on and of each year, commencing , 2022 and at Maturity.

Underwriters’ Discount:	%

Record Dates:	and

Form:	☒ Book Entry ☐ Certificated

Redemption:	☐ The Notes cannot be redeemed prior to maturity ☒ The Notes may be redeemed prior to maturity

Optional Redemption:	☐ No ☒ Yes

Other Terms

Prior to , 20 ( month prior to their maturity date) (the “Par Call Date”), the Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes being redeemed, or

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be due if the Notes matured on the Par Call Date (not including any portion of such payments of interest accrued as of the redemption date), discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus              basis points, plus, in either case, any interest accrued but not paid to the date of redemption.

On or after the Par Call Date, the Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus any interest accrued but not paid to the date of redemption.

“Treasury Rate” means, with respect to any redemption date for the Notes, the yield determined by us in accordance with the following two paragraphs:

The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) – H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities-Treasury constant maturities-Nominal” (or any successor caption or heading). In determining the Treasury Rate, we shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 or any successor designation or publication is no longer published, we shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, we shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be given at least 10 days but no more than 60 days before the redemption date to each holder of Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

Repayment at Option of Holder:	☒ If we experience a Change of Control Triggering Event, we will be required to offer to purchase the Notes from holders as described in the accompanying prospectus supplement under “Offer to Redeem Upon Change of Control Triggering Event.”

Discount Note:	☐ Yes ☒ No

Total Amount of OID:	N/A

Yield to Maturity:	N/A

Initial Accrual Period OID:	N/A

Joint Book-Running Managers

BNP PARIBAS	BofA Securities	Mizuho Securities	RBC Capital Markets	Truist Securities

Underwriters Capacity:	☐ As agent ☒ As principal

If as principal:	☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

☒ The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).

Legal Opinions

Certain legal matters relating to the offering will be passed upon for us by Sullivan & Cromwell LLP, New York, New York, and, with respect to matters of Florida law, by David M. Beilin, Associate General Counsel of Ryder System, Inc. (the “Company”), and for the Underwriters by Mayer Brown LLP, Chicago, Illinois. Mr. Beilin owns shares of common stock of the Company.

Terms of Notes - Master Global Book-Entry Notes

The Notes will be represented by a global security. Generally, all securities represented by the same global security will have the same terms. Issuers may, however, issue a global security that represents multiple securities of the same kind, such as debt securities, that have different terms and are issued at different times. We call this global security a master global security. We have elected to issue a master global security that represents each series of our Medium-Term Notes and will represent the Notes offered hereby. The terms of the Notes described in this Pricing Supplement will be incorporated by reference into the master global security.

Plan of Distribution

Under the terms and subject to the conditions of the Selling Agency Agreement, dated March 26, 2021, among the Company and Academy Securities, Inc., BNP Paribas Securities Corp., BofA Securities, Inc., CastleOak Securities L.P., Comerica Securities, Inc., Commerz Markets LLC, Fifth Third Securities, Inc., KeyBanc Capital Markets Inc., Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., PNC Capital Markets LLC, RBC Capital Markets, LLC, Regions Securities LLC, TD Securities (USA) LLC, Truist Securities, Inc., and U.S. Bancorp Investments, Inc., as well as under the terms of the Terms Agreement, dated February                , 2022, among the Company and BNP Paribas Securities Corp., BofA Securities, Inc., Mizuho Securities USA LLC, RBC Capital Markets, LLC, and Truist Securities, Inc., as representatives of the underwriters named below (collectively, the “Underwriters”), the Underwriters have agreed severally to purchase and the Company has agreed to sell the Notes to the Underwriters in the respective principal amounts set forth below:

Underwriters	Principal Amount
BNP Paribas Securities Corp.	$
BofA Securities, Inc.
Mizuho Securities USA LLC
RBC Capital Markets, LLC
Truist Securities, Inc.

Total	$

The Underwriters are committed to take and pay for all of the Notes if any are taken.

The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement.

The Underwriters and certain of their affiliates may engage in transactions with and perform investment banking and commercial lending services for the Company and certain of its affiliates from time to time in the ordinary course of business, for which they receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the agents and their affiliates may make or hold a broad array of investments, including acting as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the agents or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such agents and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereunder. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereunder. The agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.